Exhibit 12.1

SEALED AIR CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,
	2008		2007		2006		2005		2004

Earnings available to cover fixed charges:
Earnings before income tax provision	$222.3		$456.0		$400.1		$376.6		$322.9
Fixed charges	149.8		160.2		162.6		162.5		167.7
Amortization of capitalized interest	5.5		4.6		3.8		3.5		3.6
Capitalized interest	(9.3)		(9.5)		(5.2)		(3.4)		(4.7)
Earnings available to cover fixed charges	$368.3		$611.3		$561.3		$539.2		$489.5

Fixed charges:
Interest expense	$128.1		$140.6		$148.0		$149.7		$153.7
Capitalized interest	9.3		9.5		5.2		3.4		4.7
Interest component of rental expense (1)	12.4		10.1		9.4		9.4		9.3
Total fixed charges	$149.8		$160.2		$162.6		$162.5		$167.7

Ratio of earnings to fixed charges	2.5	x	3.8	x	3.5	x	3.3	x	2.9	x

(1) The interest component of rental expense has been deemed to be approximately 33% of rental expense.